UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Triton International Limited

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G9078F107

(CUSIP Number)

Steven Della Rocca, Esq.

Vestar Capital Partners LLC

245 Park Avenue, 41st Floor

New York, New York 10167

Telephone: (212) 351-1600

with a copy to:

Christopher E. Austin

Neil R. Markel

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

Telephone: (212) 225-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 5, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G9078F107

1	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities Only) Vestar/Triton Investments III, L.P.
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds OO
5	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Cayman Islands
Number Of Shares	7	Sole Voting Power -0-
Beneficially Owned By	8	Shared Voting Power 200,924
Each Reporting Person	9	Sole Dispositive Power -0-
With	10	Shared Dispositive Power 200,924
11	Aggregate Amount Beneficially Owned By Each Reporting Person 200,924
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 0.27%*
14	Type Of Reporting Person PN

 * The calculation assumes that there are a total of 74,536,402 Common Shares (as defined below) outstanding, as reported in the Issuer’s preliminary prospectus supplement on Form 424B3 filed with the Securities and Exchange Commission (the “Commission”) on September 5, 2017.

2

SCHEDULE 13D

CUSIP No. G9078F107

1	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities Only) Vestar-Triton (Gibco) Ltd.
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds OO
5	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Gibraltar
Number Of Shares	7	Sole Voting Power -0-
Beneficially Owned By	8	Shared Voting Power 10,479,601
Each Reporting Person	9	Sole Dispositive Power -0-
With	10	Shared Dispositive Power 10,479,601
11	Aggregate Amount Beneficially Owned By Each Reporting Person 10,479,601
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 14.06%*
14	Type Of Reporting Person OO

* The calculation assumes that there are a total of 74,536,402 Common Shares (as defined below) outstanding, as reported in the Issuer’s preliminary prospectus supplement on Form 424B3 filed with the Commission on September 5, 2017.

3

SCHEDULE 13D

CUSIP No. G9078F107

1	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities Only) Vestar Capital Partners LLC
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds OO
5	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization New York
Number Of Shares	7	Sole Voting Power -0-
Beneficially Owned By	8	Shared Voting Power 12,250
Each Reporting Person	9	Sole Dispositive Power -0-
With	10	Shared Dispositive Power 12,250
11	Aggregate Amount Beneficially Owned By Each Reporting Person 12,250
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 0.02%*
14	Type Of Reporting Person OO

* The calculation assumes that there are a total of 74,536,402 Common Shares (as defined below) outstanding, as reported in the Issuer’s preliminary prospectus supplement on Form 424B3 filed with the Commission on September 5, 2017.

4

SCHEDULE 13D

CUSIP No. G9078F107

1	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities Only) Triton-Vestar Luxco S.a.r.L.
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds OO
5	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Luxembourg
Number Of Shares	7	Sole Voting Power -0-
Beneficially Owned By	8	Shared Voting Power 10,479,601
Each Reporting Person	9	Sole Dispositive Power -0-
With	10	Shared Dispositive Power 10,479,601
11	Aggregate Amount Beneficially Owned By Each Reporting Person 10,479,601
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 14.06%*
14	Type Of Reporting Person OO

 * The calculation assumes that there are a total of 74,536,402 Common Shares (as defined below) outstanding, as reported in the Issuer’s preliminary prospectus supplement on Form 424B3 filed with the Commission on September 5, 2017.

5

SCHEDULE 13D

CUSIP No. G9078F107

1	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities Only) Vestar/Triton Investments Holdings, L.P.
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds OO
5	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Cayman Islands
Number Of Shares	7	Sole Voting Power -0-
Beneficially Owned By	8	Shared Voting Power 10,479,601
Each Reporting Person	9	Sole Dispositive Power -0-
With	10	Shared Dispositive Power 10,479,601
11	Aggregate Amount Beneficially Owned By Each Reporting Person 10,479,601
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 14.06%*
14	Type Of Reporting Person PN

 * The calculation assumes that there are a total of 74,536,402 Common Shares (as defined below) outstanding, as reported in the Issuer’s preliminary prospectus supplement on Form 424B3 filed with the Commission on September 5, 2017.

6

SCHEDULE 13D

CUSIP No. G9078F107

1	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities Only) Vestar Capital Partners V, L.P.
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds OO
5	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Cayman Islands
Number Of Shares	7	Sole Voting Power -0-
Beneficially Owned By	8	Shared Voting Power 10,479,601
Each Reporting Person	9	Sole Dispositive Power -0-
With	10	Shared Dispositive Power 10,479,601
11	Aggregate Amount Beneficially Owned By Each Reporting Person 10,479,601
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 14.06%*
14	Type Of Reporting Person PN

 * The calculation assumes that there are a total of 74,536,402 Common Shares (as defined below) outstanding, as reported in the Issuer’s preliminary prospectus supplement on Form 424B3 filed with the Commission on September 5, 2017.

7

SCHEDULE 13D

CUSIP No. G9078F107

1	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities Only) Vestar Associates V, L.P.
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds OO
5	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Scotland
Number Of Shares	7	Sole Voting Power -0-
Beneficially Owned By	8	Shared Voting Power 10,479,601
Each Reporting Person	9	Sole Dispositive Power -0-
With	10	Shared Dispositive Power 10,479,601
11	Aggregate Amount Beneficially Owned By Each Reporting Person 10,479,601
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 14.06%*
14	Type Of Reporting Person PN

 * The calculation assumes that there are a total of 74,536,402 Common Shares (as defined below) outstanding, as reported in the Issuer’s preliminary prospectus supplement on Form 424B3 filed with the Commission on September 5, 2017.

8

SCHEDULE 13D

CUSIP No. G9078F107

1	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities Only) Vestar Managers V Ltd.
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds OO
5	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Cayman Islands
Number Of Shares	7	Sole Voting Power -0-
Beneficially Owned By	8	Shared Voting Power 10,680,525
Each Reporting Person	9	Sole Dispositive Power -0-
With	10	Shared Dispositive Power 10,680,525
11	Aggregate Amount Beneficially Owned By Each Reporting Person 10,680,525
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 14.33%*
14	Type Of Reporting Person OO

 * The calculation assumes that there are a total of 74,536,402 Common Shares (as defined below) outstanding, as reported in the Issuer’s preliminary prospectus supplement on Form 424B3 filed with the Commission on September 5, 2017.

9

SCHEDULE 13D

CUSIP No. G9078F107

1	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities Only) Vestar Management Corp. II
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds OO
5	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Delaware
Number Of Shares	7	Sole Voting Power -0-
Beneficially Owned By	8	Shared Voting Power 12,250
Each Reporting Person	9	Sole Dispositive Power -0-
With	10	Shared Dispositive Power 12,250
11	Aggregate Amount Beneficially Owned By Each Reporting Person 12,250
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 0.02%*
14	Type Of Reporting Person CO

 * The calculation assumes that there are a total of 74,536,402 Common Shares (as defined below) outstanding, as reported in the Issuer’s preliminary prospectus supplement on Form 424B3 filed with the Commission on September 5, 2017.

10

SCHEDULE 13D

CUSIP No. G9078F107

1	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities Only) Daniel S. O’Connell
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds OO
5	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization United States
Number Of Shares	7	Sole Voting Power -0-
Beneficially Owned By	8	Shared Voting Power 10,692,775
Each Reporting Person	9	Sole Dispositive Power -0-
With	10	Shared Dispositive Power 10,692,775
11	Aggregate Amount Beneficially Owned By Each Reporting Person 10,692,775
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 14.35%*
14	Type Of Reporting Person IN

 * The calculation assumes that there are a total of 74,536,402 Common Shares (as defined below) outstanding, as reported in the Issuer’s preliminary prospectus supplement on Form 424B3 filed with the Commission on September 5, 2017.

11

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on September 19, 2016 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) with respect to the Common Shares of the Issuer. Capitalized terms used in this Amendment and not otherwise defined herein shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.  Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting Schedule 1 in its entirety, and replacing it with Schedule 1 attached hereto.

This Amendment amends and restates the second paragraph of Item 2 in its entirely as set forth below.

“Vestar Luxco is the sole member of Vestar Gibco, which holds 10,479,601 Common Shares. Vestar Holdings is the sole member of Vestar Luxco. Vestar Capital V is the general partner of Vestar Holdings. Vestar Associates V is the general partner of Vestar Capital V. VMV is the general partner of both Vestar Associates V and Vestar/Triton Investments, which holds 200,924 Common Shares. VMV has voting and investment power over the Common Shares held or controlled by each of Vestar Investments and Vestar Gibco. Vestar Management II holds a majority of the outstanding membership interests of VCP, which holds 12,250 Common Shares. Daniel S. O'Connell is the sole director of VMV and the sole owner of Vestar Management II, and as a result he may be deemed to share beneficial ownership of the Common Shares held directly by the aforementioned Vestar entities.”

Item 3.  Source and Amount of Funds or Other Consideration.

This Amendment amends and restates the third paragraph of Item 3 in its entirely as set forth below.

“On September 7, 2016, VCP received 6,725 Common Shares in exchange for director services provided by Mr. Robert Rosner to the Issuer. On May 10, 2017, VCP received 5,525 Common Shares in exchange for director services provided by Mr. Robert Rosner to the Issuer. Mr. Rosner is the current designee to the board of directors of the Issuer (the “Board”) by the Reporting Persons and serves as the Lead Director of the Board.”

Item 5. Interest in Securities of the Issuer

This Amendment amends and restates the second and third paragraphs of Item 5 in their entirely as set forth below.

The following disclosure assumes that there are a total of 74,536,402 Common Shares (as defined below) outstanding, as reported in the Issuer’s preliminary prospectus supplement on Form 424B3 filed with the Commission on September 5, 2017.

Pursuant to Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to beneficially own, in the aggregate, 10,692,775 Common Shares, which constitutes approximately 14.35% of the outstanding Common Share.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment amends and restates the tenth paragraph of Item 6 of the Original Schedule 13D in its entirety as set forth below

 “Lock-up Agreement

In connection with the registered underwritten offering undertaken by the Issuer on September 5, 2017, Vestar/Triton Investments, Vestar Gibco, VCP, , certain other shareholders of the Issuer and each director and officer of the Issuer agreed with Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and the other underwriters of the offering, subject to certain exceptions, not to dispose of or hedge any of their Common

Shares or securities convertible into or exchangeable for Common Shares for a period ending on the date that is 60 days following the date of the underwriting agreement, except with the prior written consent of Merrill Lynch. Merrill Lynch may in its sole discretion and at any time without notice release some or all of the shares subject to a Lock-Up Agreement prior to the expiration of the lock-up period.

The foregoing description of the terms of the Shareholders Agreement and the Lock-Up Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of the Shareholders Agreement, which is filed as Exhibit C and incorporated herein by reference, and the form of the Lock-Up Agreement, which is filed as Exhibit D and incorporated herein by reference.”

Item 7.  Material to be Filed as Exhibits

 This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as set forth below:

“Exhibit A	Joint Filing Agreement, by and among the Reporting Persons, dated as of September 19, 2016.
Exhibit B	Power of Attorney for Vestar Management Corp. II, dated as of September 19, 2016.
Exhibit C	Sponsor Shareholders Agreement (Vestar), by and among the Issuer and the shareholders party thereto, dated as of November 9, 2015 (as amended by Amendment No. 1 to the Sponsor Shareholders Agreement (Vestar), dated as of July 11, 2016).
Exhibit D	Form of Lock-Up Agreement, dated as of September 5, 2017 (filed herewith).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 7, 2017

VESTAR/TRITON INVESTMENTS III, L.P.

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca (1)
Title:	Attorney-in-fact

VESTAR-TRITON (GIBCO) LTD

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca (1)
Title:	Attorney-in-fact
TRITON-VESTAR LUXCO S.A.R.L.

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca (1)
Title:	Attorney-in-fact

VESTAR/TRITON INVESTMENTS HOLDINGS L.P.

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca (1)
Title:	Attorney-in-fact

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca (1)
Title:	Attorney-in-fact

VESTAR ASSOCIATES V, L.P.

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca (1)
Title:	Attorney-in-fact

VESTAR MANAGERS V LTD.

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca (1)
Title:	Attorney-in-fact

VESTAR CAPITAL PARTNERS LLC

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca
Title:	Managing Director and General Counsel

VESTAR MANAGEMENT CORP. II

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca (2)
Title:	Attorney-in-fact

DANIEL S. O’CONNELL

By:	/s/ Steven Della Rocca (1)

(1) Mr. Steven Della Rocca is signing pursuant to a power of attorney dated July 12, 2016, which was previously filed with the Securities and Exchange Commission as an exhibit to the Initial Statement of Beneficial Ownership of Securities on Form 3 filed by (i) Vestar/Triton Investments III, L.P., (ii) Vestar-Triton (Gibco) Limited, (iii) Triton-Vestar Luxco S.a.r.L., (iv) Vestar/Triton Investments Holdings L.P. (v) Vestar Capital Partners V, L.P., (vi) Vestar Associates V, L.P. (vii) Vestar Managers V Ltd. and (vii) Daniel S. O’Connell on July 12, 2016 (SEC File No. 001-37827).

(2) Mr. Steven Della Rocca is signing pursuant to a power of attorney dated September 19, 2016, which was previously filed with the Securities and Exchange Commission as an exhibit to the Original Schedule 13D.

SCHEDULE A

CERTAIN INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS

*Unless indicated otherwise, all individuals listed in this Schedule A are citizens of the United States

**The business address of all individuals listed in this Schedule A is c/o Vestar Capital Partners LLC, 245 Park Avenue, 41st Floor, New York, New York 10167.

Daniel S. O’Connell, sole director and Chief Executive Officer

Norman W. Alpert, Co-President

Robert L. Rosner, Co-President

Steven Della Rocca, Managing Director and General Counsel

James L. Elrod, Jr., Managing Director

Roger C. Holstein, Managing Director

James P. Kelley, Managing Director

Kevin Mundt, Managing Director

Kenneth J. O’Keefe, Managing Director and Chief Operating Officer

Chris Durbin, Managing Director

Brian O’Connor, Managing Director

John Stephens, Managing Director

Brian P. Schwartz, Managing Director

Brendan J. Spillane, Managing Director

INDEX TO EXHIBITS

Exhibit A	Joint Filing Agreement, by and among the Reporting Persons, dated as of September 19, 2016.
Exhibit B	Power of Attorney for Vestar Management Corp. II, dated as of September 19, 2016.
Exhibit C	Sponsor Shareholders Agreement (Vestar), by and among the Issuer and the shareholders party thereto, dated as of November 9, 2015 (as amended by Amendment No. 1 to the Sponsor Shareholders Agreement (Vestar), dated as of July 11, 2016).
Exhibit D	Form of Lock-Up Agreement, dated as of September 5, 2017 (filed herewith).